FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of August, 2004

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





August 26, 2004
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group









Contacts:
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; nkoike@mb1.tdk.co.jp



                   Dissolution and Liquidation of Subsidiary

Tokyo, Japan, Aug. 25, 2004 --- TDK Corporation announces today that the Board of Directors resolved on August 25, 2004 to dissolve and liquidate TDK Manufacturing (Hong Kong) Co., Ltd., a wholly owned subsidiary of TDK Hong Kong Co., Ltd., which is a Hong-Kong based wholly-owned subsidiary of TDK. The dissolution and liquidation of TDK Manufacturing (Hong Kong) is scheduled to take place around the end of this year.

                                  Particulars

1. Outline of TDK Manufacturing (Hong Kong)

(1) Name: TDK Manufacturing (Hong Kong) Co., Ltd.
(2) Headquarters: Yuen Long, New Territories, Hong Kong
(3) President: Yoichi Aiba
(4) Capital: HK$24 million
(5) Business activities: Production of small ferrite cores
(6) Number of employees: 34
                                               *Data is current as of July 2004.

2. Reason for the Dissolution and Liquidation

TDK Manufacturing (Hong Kong) has been producing small ferrite cores in Hong Kong for some time, but TDK is enhancing its production efficiency by consolidating its manufacturing bases in China.

3. Impact on TDK's consolidated business results

Any impact arising from the dissolution and liquidation of TDK Manufacturing (Hong Kong) that might affect the consolidated business results of TDK is negligible.


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